UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Riley Exploration Permian, Inc.

(Name of Issuer)

Common stock, $.001 par value per share

(Title of Class of Securities)

76665T 102

(CUSIP Number)

Michael J. Rugen

Chief Financial Officer

29 E. Reno Ave, Ste 500

Oklahoma City, OK 73104

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 26, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76665T 102

1.	Names of Reporting Person: Boomer Petroleum LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,537,404*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,537,404*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,537,404*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 19.9%**
14.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

*	Represents 3,537,404 shares of Common Stock, which are owned directly by Boomer Petroleum, LLC, of which (a) 50% is owned by Balmon California, Inc., which is a wholly owned subsidiary of Balcal Holdings Ltd., which is a wholly owned subsidiary of Balmon Investments Ltd., which is wholly owned by Alvin Libin and (b) 50% is owned by Texel Resources Inc., which is a wholly owned subsidiary of Tokay Capital Corp., which is wholly owned by the Estate of Antonie VandenBrink.

**	Based on 17,800,000 shares of Common Stock reported by the Issuer as outstanding as of February 26, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2021.

CUSIP No.	76665T 102

1.	Names of Reporting Person: Balmon California, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,537,404*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,537,404*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,537,404*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 19.9%**
14.	Type of Reporting Person (See Instructions): CO

*	Represents 3,537,404 shares of Common Stock, which are owned directly by Boomer Petroleum, LLC, of which (a) 50% is owned by Balmon California, Inc., which is a wholly owned subsidiary of Balcal Holdings Ltd., which is a wholly owned subsidiary of Balmon Investments Ltd., which is wholly owned by Alvin Libin and (b) 50% is owned by Texel Resources Inc., which is a wholly owned subsidiary of Tokay Capital Corp., which is wholly owned by the Estate of Antonie VandenBrink.

**	Based on 17,800,000 shares of Common Stock reported by the Issuer as outstanding as of February 26, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2021.

CUSIP No.	76665T 102

1.	Names of Reporting Person: Texel Resources Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,537,404*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,537,404*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,537,404*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 19.9%**
14.	Type of Reporting Person (See Instructions): CO

*	Represents 3,537,404 shares of Common Stock, which are owned directly by Boomer Petroleum, LLC, of which (a) 50% is owned by Balmon California, Inc., which is a wholly owned subsidiary of Balcal Holdings Ltd., which is a wholly owned subsidiary of Balmon Investments Ltd., which is wholly owned by Alvin Libin and (b) 50% is owned by Texel Resources Inc., which is a wholly owned subsidiary of Tokay Capital Corp., which is wholly owned by the Estate of Antonie VandenBrink.

**	Based on 17,800,000 shares of Common Stock reported by the Issuer as outstanding as of February 26, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2021.

CUSIP No.	76665T 102

1.	Names of Reporting Person: Alvin Libin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,537,404*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,537,404*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,537,404*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 19.9%**
14.	Type of Reporting Person (See Instructions): IN

*	Represents 3,537,404 shares of Common Stock, which are owned directly by Boomer Petroleum, LLC, of which (a) 50% is owned by Balmon California, Inc., which is a wholly owned subsidiary of Balcal Holdings Ltd., which is a wholly owned subsidiary of Balmon Investments Ltd., which is wholly owned by Alvin Libin and (b) 50% is owned by Texel Resources Inc., which is a wholly owned subsidiary of Tokay Capital Corp., which is wholly owned by the Estate of Antonie VandenBrink.

**	Based on 17,800,000 shares of Common Stock reported by the Issuer as outstanding as of February 26, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2021.

CUSIP No.	76665T 102

1.	Names of Reporting Person: The Estate of Antonie VandenBrink
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,537,404*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,537,404*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,537,404*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 19.9%**
14.	Type of Reporting Person (See Instructions): OO (Estate)

*	Represents 3,537,404 shares of Common Stock, which are owned directly by Boomer Petroleum, LLC, of which (a) 50% is owned by Balmon California, Inc., which is a wholly owned subsidiary of Balcal Holdings Ltd., which is a wholly owned subsidiary of Balmon Investments Ltd., which is wholly owned by Alvin Libin and (b) 50% is owned by Texel Resources Inc., which is a wholly owned subsidiary of Tokay Capital Corp., which is wholly owned by the Estate of Antonie VandenBrink.

**	Based on 17,800,000 shares of Common Stock reported by the Issuer as outstanding as of February 26, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2021.

Item 1. Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of Riley Exploration Permian, Inc., a Delaware corporation (the “Issuer”). The Issuer reports that its principal executive offices are located at 29 E. Reno Avenue, Suite 500, Oklahoma City, Oklahoma  73104.

Item 2. Identity and Background

(a, f) This Statement is filed by the following (each, a “Reporting Person” and, collectively, the “Reporting Persons”): (i) Boomer Petroleum, LLC, a Delaware limited liability company (“Boomer”); (ii) Balmon California, Inc., a California corporation (“Balmon California”); (iii) Balcal Holdings Ltd., an Alberta company (“Balcal”); (iv) Balmon Investments Ltd., an Alberta company (“Balmon Investments”); (v) Alvin Libin, a Canadian citizen; (vi) Texel Resources Inc., an Alberta corporation (“Texel”); (vii) Tokay Capital Corp., an Alberta corporation (“Tokay”); and (viii) the Estate of Antonie VandenBrink, an estate being administered by the courts of Alberta (the “Estate”).

The Reporting Persons are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, the Reporting Persons are each party to an agreement with respect to the joint filing of this Statement included as Exhibit 99.1 to this Statement. Accordingly, the Reporting Persons are hereby filing a joint Statement. Each Reporting Person provided only the information as to himself or itself and his or its affiliates and did not independently verify the information contained in this Statement provided by any other Reporting Person. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock of which such Reporting Person does not have a pecuniary interest.

(b) The principal business address of Boomer, Balmon California, Balcal, Balmon Investments and Mr. Libin is 3200 255 5th Avenue SW, Calgary, Alberta, Canada T2P 3G6. The principal business address of Texel, Tokay and the Estate is 59 Belaire Place SW, Calgary, Alberta, Canada T2V 2C3.

(c) The principal business of Boomer is investment management. The principal business of Balmon California is investment management. The principal business of Balcal is investment management. Mr. Libin’s principal business occupation is management services and investment management.

The principal business of Texel is investment management. The principal business of Tokay is investment management. The principal business of the Estate is administration and liquidation of the affairs of Antonie VandenBrink decedant.

(d) None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On February 26, 2021, a wholly-owned subsidiary of Tengasco, Inc. merged with and into Riley Exploration – Permian, LLC (“REP”), with REP surviving the merger as a wholly-owned subsidiary of Tengasco, Inc. (“TGC”) (the “Merger”). Upon consummation of the Merger, each common unit of REP was converted into the right to receive 97.796467 shares of TGC common stock. Following completion of the Merger, TGC effected a reverse stock split of its common stock in a ratio of one-for-twelve (the “Reverse Split”). Following completion of the Merger, TGC was renamed Riley Exploration Permian, Inc. (the “Issuer”). Boomer was the direct owner of units of REP prior to the Merger and acquired shares of Common Stock in connection with the Merger. The source of funds used by Boomer to initially acquire the units of REP was from working capital. The other Reporting Persons are indirect owners of such Common Stock.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes.

Item 5. Interest in the Securities of the Issuer

(a) Boomer beneficially owns 3,537,404 shares of Common Stock, which represents 19.9% of the Issuer’s outstanding shares of Common Stock. With respect to Boomer, (a) 50% is owned by Balmon California, which is a wholly owned subsidiary of Balcal, which is a wholly owned subsidiary of Balmon Investments, which is wholly owned by Mr. Libin and (b) 50% is owned by Texel, which is a wholly owned subsidiary of Tokay, which is wholly owned by the Estate. As a result, each of Balmon California, Balcal, Balmon Investments, Mr. Libin, Texel, Tokay and the Estate may be deemed to have shared indirect beneficial ownership of 3,537,404 shares of such Common Stock, or 19.9% of the Issuer’s outstanding shares of Common Stock, which each disclaims to the extent of a lack of pecuniary interest.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on 17,800,000 shares of Common Stock reported by the Issuer as outstanding as of February 26, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2021.

(b) Each of Boomer, Balmon California, Balcal, Balmon Investments and Mr. Libin have shared voting power and shared dispositive power with regard to 3,537,404 shares of Common Stock. Each of Texel, Tokay and the Estate have shared voting power and shared dispositive power with regard to 3,537,404 shares of Common Stock.

(c) Other than as disclosed in this Statement, no other transactions in the Common Stock have been effected by the Reporting Persons within the past 60 days.

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement, dated as of March 8, 2021, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Boomer Petroleum, LLC

Date: March 8, 2021	By:	/s/ James Duffy
	Name:	James Duffy
	Title:	Authorized Signatory